Verizon South Inc.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)	Six Months Ended June 30, 2003

Income before provision for income taxes and cumulative effect of change in accounting principle	$66.7
Interest expense	35.7
Portion of rent expense representing interest	9.2
Amortization of capitalized interest	.1

Earnings, as adjusted	$111.7

Fixed charges:
Interest expense	$35.7
Portion of rent expense representing interest	9.2
Capitalized interest	.2

Fixed charges	$45.1

Ratio of earnings to fixed charges	2.48